UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Third Quarter 2025 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

NOVA LTD. (Registrant) By: /s/ Guy Kizner ————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Third Quarter 2025 Financial Results

REHOVOT, Israel - Nov 6, 2025 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter, the three-month period ended September 30, 2025.

Third Quarter 2025 Highlights:

•	Record Quarterly revenue of $224.6 million, a 25% increase YoY, at the high end of the company’s guidance.
•	GAAP net income of $61.4 million, or $1.90 per diluted share, a 19% increase YoY.
•	Non-GAAP net income of $70 million, or $2.16 per diluted share, a 24% increase YoY.
•	Record quarterly revenue from memory devices, driven by demand for advanced DRAM & HBM devices
•	Record quarterly revenue from advanced logic devices driven by demand from Gate-All-Around manufacturing processes

GAAP Results (K)

	Q3 2025	Q2 2025	Q3 2024
Revenues	$224,608	$219,989	$178,974
Net Income	$61,421	$68,291	$51,279
Earnings per Diluted Share	$1.90	$2.14	$1.60

Non-GAAP Results (K)

	Q3 2025	Q2 2025	Q3 2024
Net Income	$69,991	$70,400	$56,056
Earnings per Diluted Share	$2.16	$2.20	$1.74

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova achieved record third-quarter results, with the highest ever sales in memory and advanced logic, driven by strong demand for our advanced metrology solutions in leading nodes and advanced packaging,” said Gaby Waisman, President and CEO. “With fourth-quarter guidance on track, we expect 2025 to be a record year for Nova and anticipate growth to continue in 2026, supported by positive semiconductor market forecasts and increased AI-driven demand.”

2025 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2025. Based on current estimates, management expects:

•	$215 million to $225 million in revenue

•	$1.77 to $1.95 in diluted GAAP EPS

•	$2.02 to $2.20 in diluted non-GAAP EPS

2025 Third Quarter Results

Total revenues for the third quarter of 2025 were $224.6 million, an increase of 2% compared with the second quarter of 2025 and an increase of 25% compared with the third quarter of 2024.

Gross margin in the third quarter of 2025 was 56.7%, compared with 57.8% in the second quarter of 2025 and 56.6% in the third quarter of 2024.

Operating expenses in the third quarter of 2025 were $63.6 million, compared with $61.6 million in the second quarter of 2025 and $52.1 million in the third quarter of 2024.

On a GAAP basis, the Company reported net income of $61.4 million, or $1.90 per diluted share, in the third quarter of 2025. This is compared with net income of $68.3 million, or $2.14 per diluted share, in the second quarter of 2025, and $51.3 million, or $1.60 per diluted share, in the third quarter of 2024.

On a non-GAAP basis, the Company reported net income of $70.0 million, or $2.16 per diluted share, in the third quarter of 2025. This is compared with net income of $70.4 million, or $2.20 per diluted share, in the second quarter of 2025, and $56.1 million, or $1.74 per diluted share, in the third quarter of 2024.

Conference Call Information

Nova will host a conference call today, November 6, 2025, at 8:30 a.m. Eastern Time, to discuss the Company’s third quarter of 2025 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE    Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 8, 2025, at 11:30 a.m. Eastern Time until November 15, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 2479711
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	521,633	157,779
Short-term interest-bearing bank deposits	179,835	211,877
Marketable securities	386,555	216,910
Trade accounts receivable, net	144,885	139,318
Inventories	183,099	156,599
Other current assets	29,487	19,466
Total current assets	1,445,494	901,949
Non-current assets
Marketable securities	509,969	225,818
Interest-bearing bank deposits and restricted deposits	12,096	7,847
Deferred tax assets	38,103	31,639
Operating lease right-of-use assets	54,459	51,193
Property plant and equipment, net	95,585	81,746
Intangible assets, net	48,127	31,458
Goodwill	90,789	48,317
Other long-term assets	12,869	10,455
Total non-current assets	861,997	488,473
Total assets	2,307,491	1,390,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	90,843	180,564
Trade accounts payable	54,995	59,578
Deferred revenues	72,013	72,886
Operating lease current liabilities	7,274	7,169
Other current liabilities	90,413	68,033
Total current liabilities	315,538	388,230
Non-current liabilities
Convertible senior notes, net	730,663	-
Operating lease long-term liabilities	54,924	48,363
Long-term deferred tax liability	13,277	8,495
Other long-term liabilities	22,347	17,539
Total non-current liabilities	821,211	74,397
Shareholders' equity	1,170,742	927,795
Total liabilities and shareholders' equity	2,307,491	1,390,422

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues:
Products	178,873	143,638	530,644	379,804
Services	45,735	35,336	127,309	97,826
Total revenues	224,608	178,974	657,953	477,630
Total cost of revenues	97,190	77,641	280,986	200,475
Gross profit	127,418	101,333	376,967	277,155
Operating expenses:
Research and development, net	36,740	29,083	105,420	79,348
Sales and marketing	20,243	16,594	59,892	49,110
General and administrative	6,575	6,425	18,920	16,628
Total operating expenses	63,558	52,102	184,232	145,086
Operating income	63,860	49,231	192,735	132,069
Financing income, net	9,540	11,030	37,654	24,991
Income before taxes on income	73,400	60,261	230,389	157,060
Income tax expenses	11,979	8,982	35,854	23,779
Net income for the period	61,421	51,279	194,535	133,281

Earnings per share:
Basic	2.05	1.76	6.57	4.58
Diluted	1.90	1.60	6.10	4.15

Shares used in calculation of earnings per share (in thousands):
Basic	29,936	29,099	29,602	29,078
Diluted	32,470	32,238	32,028	32,303

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income	61,421	51,279	194,535	133,281
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,374	2,886	9,702	8,707
Amortization of intangible assets	2,309	1,467	6,353	4,376
Amortization of premium and accretion of discount on marketable securities, net	(1,305)	(1,933)	(4,193)	(5,358)
Amortization of debt discount and issuance costs	448	326	1,016	970
Share-based compensation	6,681	6,194	19,314	18,860
Net effect of exchange rate fluctuation	(2,329)	(3,019)	(17,385)	(1,084)
Changes in assets and liabilities:
Trade accounts receivable, net	(6,498)	(19,859)	(18)	(2,855)
Inventories	(2,699)	(4,495)	(18,093)	(24,773)
Other current and long-term assets	(8,603)	(5,007)	(14,533)	(5,574)
Deferred tax, net	(3,483)	(2,524)	(9,627)	(4,873)
Operating lease right-of-use assets	4,122	964	2,241	3,109
Trade accounts payable	(2,882)	5,573	(4,599)	11,197
Deferred revenues	8,018	2,780	(4,413)	15,059
Operating lease liabilities	(3,208)	(536)	1,160	(4,035)
Other current and long-term liabilities	15,844	12,758	23,605	19,613
Accrued severance pay, net	65	123	420	124
Net cash provided by operating activities	71,275	46,977	185,485	166,744
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	(56,355)	-
Change in short-term and long-term interest-bearing bank deposits	29,057	(7,240)	28,928	(89,256)
Investment in marketable securities	(509,522)	(65,264)	(666,321)	(211,812)
Proceeds from maturity of marketable securities	92,032	52,224	222,192	188,976
Proceed from sales of marketable securities	494	-	494	-
Purchase of property and equipment	(4,333)	(3,914)	(15,928)	(9,094)
Net cash used in investing activities	(392,272)	(24,194)	(486,990)	(121,186)
Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	750,000	-	750,000	-
Issuance costs of convertible senior notes	(17,738)	-	(17,738)	-
Purchase of capped calls	(51,826)	-	(51,826)	-
Purchases of treasury shares	-	-	(20,002)	-
Proceeds from exercise of options	-	70	-	70
Net cash provided by financing activities	680,436	70	660,434	70
Effect of exchange rate fluctuations on cash and cash equivalents and restricted cash	1,631	757	5,243	761
Changes in cash and cash equivalents and restricted cash	361,070	23,610	364,172	46,389
Cash and cash equivalents - beginning of period	160,881	130,353	157,779	107,574
Cash and cash equivalents and restricted cash - end of period	521,951	153,963	521,951	153,963

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2025	June 30, 2025	September 30, 2024
GAAP gross profit	127,418	127,246	101,333
Stock-based compensation*	1,901	1,769	1,722
Amortization of acquired intangible assets	2,113	2,039	1,380
Acquisition related inventory step-up	-	910	-
Non-GAAP gross profit	131,432	131,964	104,435
GAAP gross margin as a percentage of revenues	57%	58%	57%
Non-GAAP gross margin as a percentage of revenues	59%	60%	58%

GAAP operating income	63,860	65,643	49,231
Stock-based compensation*	6,681	6,257	6,194
Acquisition related inventory step-up	-	910	-
Amortization of acquired intangible assets	2,309	2,228	1,467
Non-GAAP operating income	72,850	75,038	56,892
GAAP operating margin as a percentage of revenues	28%	30%	28%
Non-GAAP operating margin as a percentage of revenues	32%	34%	32%

GAAP net income	61,421	68,291	51,279
Stock-based compensation*	6,681	6,257	6,194
Acquisition related inventory step-up	-	910	-
Amortization of acquired intangible assets	2,309	2,228	1,467
Amortization of debt issuance costs	448	278	326
Revaluation of operating lease and intercompany loans	762	(6,955)	(2,309)
Tax effect of non-GAAP adjustments	(1,630)	(609)	(901)
Non-GAAP net income	69,991	70,400	56,056

GAAP basic earnings per share	2.05	2.32	1.76
Non-GAAP basic earnings per share	2.34	2.39	1.93

GAAP diluted earnings per share	1.90	2.14	1.60
Non-GAAP diluted earnings per share	2.16	2.20	1.74

Shares used for calculation of earnings per share (in thousands):
Basic	29,936	29,422	29,099
Diluted	32,470	32,053	32,238

* Stock-based compensation for the three months ended September 30, 2025 included in – Cost of revenues - 1,901; Research and development, net – 2,797; Sales and marketing – 1,333; General and administrative – 650.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2025
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.77	1.95
Estimated non-GAAP items:
Stock-based compensation	0.20	0.20
Amortization of acquired intangible assets	0.06	0.06
Amortization of issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	2.02	2.20